LAW OFFICES OF

DERENTHAL & DANNHAUSER LLP

1999 HARRISON STREET, 26th Floor

OAKLAND, CALIFORNIA 94612

(510) 350-3070

FACSIMILE: (510) 834-8309

September 25, 2015

BY EDGAR

Ms. Pamela A. Long

Assistant Director

Division of Corporation Finance – Mail Stop 4631

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ATEL 17, LLC (the “Company”)
Registration Statement on Form S-1
Filed May 4, 2015
File No. 333-203841

Dear Ms. Long:

Concurrently with this letter, we are filing pre-effective amendment no. 1 to the above referenced registration statement.

This letter includes our supplemental responses to the comments in your letter of May 29, 2015, addressed to Dean Cash. The numbered paragraphs set forth below correspond to the numbered comments in your letter. References to revised language in the prospectus and registration statement are to pre-effective amendment no. 1.

General

1.	Prior to the effectiveness of your registration statement, please arrange to have a representative of the Financial Industry Regulatory Authority, or FINRA, call us to confirm that FINRA has finished its review and has no additional concerns regarding the underwriting arrangements, or send us a copy of the confirmation letter you have received from FINRA.

This will confirm that, prior to requesting effectiveness of the registration statement, we will have the FINRA Corporate Financing Department reviewer contact the Staff to confirm that FINRA has completed its review and has no objections to the underwriting arrangements, or, alternatively, we will forward to the Staff the FINRA “no objections” letter.

Ms. Pamela A. Long
September 25, 2015

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Neither the registrant nor anyone else on its behalf will engage in communications in reliance on Section 5(d) of the Securities Act. All communications with potential investors will be made by means of the preliminary and final prospectus and approved sales materials, submitted for review as discussed in this letter, and only following the effective date of the offering. Prior to the effective date, the registrant will communicate with registered broker dealers to solicit their participation in the selling group, but these communications will consist of the preliminary prospectus, copies of the documents included as exhibits to the registration statement and documents provided to these firms and their agents as they perform due diligence investigations of the issuer and sponsor.

Repurchase Plan, page 97

3.	We note disclosure that if the manager elects to repurchase units, the units will be repurchased at a price that includes an “appropriate adjustment" for the amount, if any, of book income and loss allocated to the units prior to the repurchase. Please disclose how the manager will determine the “appropriate adjustment” including the conditions or formula, if any, used to repurchase units. See Section 17 of Industry Guide 5.

See the proposed revision to the cited language on page 97.

Supplemental Sales Material, page 104

4.	Please submit all sales material to us prior to its use, whether it is to be used before or after the registration statement is declared effective. The sales literature is required to present a balanced discussion of the risks and rewards of investing in the fund.

We will submit all supplemental sales materials to the Staff prior to any use of such materials. No such materials will be used prior to the effective date of the registration statement. No such materials are yet available for submission. We acknowledge the standards for such materials recited in the comment.

ATEL Managing Member, LLC Balance Sheets, page F-9

5.	Please update the Balance Sheet for ATEL Managing Member, LLC for the most recent period ended. Refer to Rule 8-03 of Regulation S-X for guidance.

Ms. Pamela A. Long
September 25, 2015

The prospectus included in pre-effective amendment no. 1 includes an interim unaudited balance sheet for ATEL Managing Member, LLC as of June 30, 2015, the most recently completed quarter.

Upon clearing all outstanding comments the Staff may have, the registrant anticipates requesting acceleration of the effective date. Accordingly, the registrant provides its "Tandy" representations in a letter being filed separately on EDGAR.

Please contact the undersigned with any questions or comments concerning this filing.

Very truly yours,

/s/ Paul J. Derenthal

Paul J. Derenthal

cc:	Tracey McKoy, Staff Accountant
Sherry Haywood, Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission

Mr. Dean L. Cash
Mr. Paritosh Choksi
Mr. Samuel Schussler
Vasco Morais, Esq.